EXHIBIT B


                        CALIFORNIA INVESTMENT FUND, LLC

PRESS RELEASE - FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kelly                   Judy Brennan / Jonathan Gasthalter
California Investment Fund      Citigate Sard Verbinnen
(619) 687-5000                  (212) 687-8080



                 CALIFORNIA INVESTMENT FUND PROPOSES TO ACQUIRE
                          DYNEX CAPITAL FOR $90 MILLION

     (SAN DIEGO, CALIFORNIA - September 13, 2000)-California Investment Fund, LLC (CIF), a private company headquartered in San Diego, California, today confirmed that it has delivered a proposal to Dynex Capital, Inc. (NYSE: DX) to acquire 100% of the equity of Dynex for a purchase price of $90 million in cash. The proposal constitutes a premium of approximately 64.2% over the current market capitalization of Dynex's equity as of the market close on September 8, 2000.

     CIF is proposing to acquire all issued and outstanding shares of common stock of Dynex, for a price of $2.4631 per share, totaling $28,188,504.21, and all issued and outstanding shares of preferred stock of Dynex at the following prices: (i) $10.8788 per share of Class A Preferred, totalling $14,241,035.06;
(ii) $11.4946 per share of Class B Preferred, totaling $21,982,662.12; and (iii) $13.9064 per share of Class C Preferred, totaling $25,587,798.62. CIF has also indicated that it is flexible with respect to the allocation of the total purchase price.

     CIF currently owns 572,178 shares of the common stock of Dynex, approximately 5% of the outstanding shares. CIF and its affiliates have, in the last several years, consummated a substantial number of significant transactions. To demonstrate its confidence that it can complete the proposed transaction, CIF has indicated its willingness to deposit the 572,178 shares of common stock of Dynex it currently owns into escrow and to forfeit the shares to Dynex if CIF is unable to finance the transaction.

     Consummation of the proposed transaction is subject to execution of a definitive acquisition agreement and to a number of customary conditions.

     In connection with its proposal, CIF amended its Schedule 13D. Additional information regarding CIF's proposal can be found in such amended Schedule 13D.

     The following is the full text of the letter sent last night to Dynex Capital.


                  [CALIFORNIA INVESTMENT FUND, LLC LETTERHEAD]
                          550 WEST C STREET, 10TH FLOOR
                           SAN DIEGO, CALIFORNIA 92101
                        (619) 687-5000 (619) 687-5010 FAX

                                                              September 12, 2000



VIA FACSIMILE AND FEDERAL EXPRESS

The Board of Directors of Dynex Capital, Inc.
c/o Thomas H. Potts
President
Dynex Capital, Inc.
10900 Nuckols Road, 3rd Floor
Glen Allen, VA 23060

Gentlemen:

     California Investment Fund LLC ("CIF") hereby proposes to acquire 100% of the equity of Dynex Capital, Inc. (the "Company") for a purchase price of $90 million in cash. This constitutes a premium of approximately 64.2% over the current aggregate market capitalization of the Company's equity and represents an opportunity for your shareholders to realize substantial value from their investment. We hope that after consideration of this proposal you will agree that it is in the best interests of the Company's stockholders.

     As you know, we own 572,178 shares of the Company's common stock, approximately 5% of the outstanding number of shares. As a significant stockholder of the Company, we have watched with great dismay as Dynex's stockholder equity has declined by over $380 million since December 1997, with approximately $130 million of this loss occurring between March and June of this year. Despite the sale of its operating business units, the Company's stock prices continue to languish and the Company is also faced with numerous other issues. These issues include adverse litigation, defaults under its debt instruments, and failure to pay dividends on its preferred stock for five consecutive quarters.

     Since April, 2000 we have advised you of our serious interest in acquiring the Company. While we are disappointed that you have rejected our interest in the Company in the past, we hope that the substantial value we are offering, and our commitment to complete this transaction, as demonstrated in this proposal, will convince your Board that our proposal is in the interest of all parties.

     CIF and its affiliates have, in the last several years, consummated a substantial number of significant transactions. We are sufficiently certain that we will be able to complete this transaction that, if you accept our proposal, we will agree to forfeit to the Company the 572,178 common shares of Company common stock which we own if we are not able to finance this transaction.

     The following specifically addresses certain terms of our proposal.

1.   VALUATION

     CIF is offering to acquire all issued and outstanding shares of common stock of the Company for a price of $2.4631 per share totaling $28,188,504.21; CIF is offering to acquire all issued and outstanding shares of preferred stock of the Company at the following prices: (a) $10.8788 per share of class A preferred, totaling $14,241,035.06; (b) $11.4946 per share of class B preferred, totaling $21,982,662.12; and $13.9064 per share of class C preferred totaling $25,587,798.62. You should understand, however, that we are flexible with respect to the allocation of the total purchase price and we welcome the views of the Board of the Company with respect to that aspect of our offer.

     All accrued and unpaid dividends through the date of this proposal, as well as all dividends accruing between the date of this letter and closing, will be cancelled or satisfied with a portion of the Purchase Price. All options will be cancelled without consideration.

     CIF will also have the option to acquire all of the issued and outstanding shares of common stock of the Company's affiliate, Dynex Holding, Inc., at its book value of approximately $200,000.

2.   DEFINITIVE ACQUISITION AGREEMENT; CERTAIN CONDITIONS

     CIF will cooperate with Company and use its reasonable best efforts to negotiate, draft and execute a definitive acquisition agreement as promptly as is practicable. The definitive acquisition agreement, which is a prerequisite to the proposed transaction, will include customary representations, covenants and closing conditions. The closing conditions will include the following: (i) approval of all required shareholders of Seller necessary to ensure delivery of 100% of the equity to CIF at closing; (ii) any required approval of the holders of senior notes to the proposed transaction; (iii) the receipt of all required governmental approvals and material third party consents; and (iv) receipt of financing necessary for the completion of the transaction. In connection with the condition referred to in subparagraph (iv) you should note that upon the execution of a definitive acquisition agreement, CIF will deposit into escrow 572,178 shares of common stock of the Company; if CIF does not complete the transaction because the condition set forth in subparagraph (iv) is not complied with, those shares will be forfeited to the Company.

3.   STRUCTURE

     CIF anticipates that the transaction will be structured either as a one-step merger or a tender offer and merger. In connection therewith, CIF will form an acquisition subsidiary ("Acquisition Sub"). Certain assets of the Company that may not be transferred to Acquisition Sub (which will not be either a REIT or qualified REIT subsidiary) will, at the direction of CIF, either be
(i) transferred to a REIT or qualified REIT subsidiary designated by Buyer or
(ii) sold by Seller in transactions prearranged by Buyer. Any such sale or transfer will occur prior to (or simultaneously with) closing, but in any event after all closing conditions have been satisfied.

4.   CERTAIN OTHER PROVISIONS

     The definitive acquisition agreement will include customary deal protection provisions.

     Enclosed is Amendment No. 1 to our Schedule 13D.

     We hope you view our proposal, which supersedes all of our prior letters to you regarding this matter, favorably, and give it your prompt attention. This offer will terminate if you have not communicated your acceptance to us by the close of business on October 2, 2000.

     If you have any questions, please contact me at 619-687-5000.

     We look forward to hearing from you.

                                                     Very truly yours,




                                                     Michael R. Kelly
                                                     Managing Member

cc:      Stephen Fraidin, Esq.
         Fried, Frank, Harris, Shriver & Jacobson

         Ray La Soya, Esq.
         Fried, Frank, Harris, Shriver & Jacobson


First Commercial Corporation, a private real estate investment company based in San Diego, California, is focused on the acquisition of whole loans and whole loan portfolios secured by commercial real estate. Founded in 1993 by Michael and Richard Kelly, First Commercial Corporation specializes in the commercial real estate secondary market. California Investment Fund, LLC is a separate Kelly controlled entity.

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